HIVE Digital Technologies Achieves 290% Year-Over-Year Hashrate Growth, Strengthening Its Position as a Global Leader in Green-Powered Digital Infrastructure

This news release constitutes a "designated news release" for the purposes of the Company's prospectus supplement dated November 25, 2025 to its short form base shelf prospectus dated
October 31, 2025.

San Antonio, Texas--(Newsfile Corp. - February 5, 2026) - HIVE Digital Technologies Ltd. (TSXV: HIVE) (NASDAQ: HIVE) (FSE: YO0) (BVC: HIVECO) (the "Company" or "HIVE"), a diversified global leader in renewable-powered blockchain and AI infrastructure, today announced exceptional Bitcoin production results for January 2026, highlighted by 290% year-over-year hashrate growth, highly competitive fleet efficiency, and consistent performance across its Tier-1 and Tier-3 data centers worldwide (all amounts in US dollars, unless otherwise indicated).

Built for Scale and Resilience

Since its founding in 2017, HIVE has built one of the most geographically diversified digital infrastructure platforms in the public Bitcoin mining sector. Operating across nine time zones, three continents, and five languages, the Company's teams in Canada, Sweden, and Paraguay coordinate around the clock to optimize uptime, energy efficiency, and production.

This distributed operating model enabled HIVE to maintain steady performance through January's severe northern hemisphere cold fronts, while portions of the global mining network experienced curtailments. The Company continues to demonstrate consistent execution across 4-year Bitcoin halving cycles, bear markets, unwinding of Japanese carry trade that ignites selling in global capital markets, extreme cold weather events, and energy volatility.

With HIVE's geographically decentralized operating model-spanning the northern and southern hemisphere-Company is pleased to note the high uptime, operational resilience, and production consistency in Paraguay, the flagship southern hemisphere operations for HIVE.

January 2026 Production Highlights

  Bitcoin Produced: 297 BTC

  +191% year-over-year (102 BTC in January 2025), while Bitcoin mining difficulty increased 30% year-over-year for the month of January

  Average Daily Production: 9.6 BTC/day

  Hashrate: Averaged 22.2 Exahash per Second ("EH/s"), peaking at 23.7 EH/s

  +290% year-over-year (5.7 EH/s in January 2025)

  Fleet Efficiency: 17.5 Joules per Terahash ("J/TH")

  BTC per EH/s: 13.4 BTC

  Global Bitcoin Network Share: Sustained above 2% of worldwide Bitcoin hashrate

Strategic Execution and Responsible Growth

HIVE realized approximately $7.4 million in value through the cashless exercises of 480 BTC tied to its 2025 Bitcoin pledge, at an average value of approximately $102,000, including exercises done at $110,000 per Bitcoin; these cashless exercises have preserved treasury flexibility. Remaining pledge redemption timelines were extended, while securing Bitcoin downside protection, reflecting the Company's disciplined and risk-aware capital management strategy.

The Company has no cash calls required to buy back Bitcoin under the pledge. Rather, the pledge provides Bitcoin downside protection, with potential upside realized through cashless exercise when Bitcoin is above the pledge strike price. Certain proceeds of the cashless exercises have been applied towards the purchase of 2,667 Bitmain S21 XP ASIC miners.

These new air-cooled Bitmain S21 XP ASIC miners have been received in Paraguay and are being installed this week at Yguazú, upgrading and replacing legacy Buzzminer ASICs. Going forward, this is expected to increase HIVE's installed global hashrate to 25.5 EH/s and improve its global average fleet efficiency to 17 J/TH. These upgrades enhance operational efficiency, lower the cost per hash, and therefore improve operating margins.

HIVE's total current operational capacity is 440 megawatts ("MW") of renewable-powered energy. Additionally, HIVE has another 100 MW of renewable contracted energy scheduled for deployment in calendar Q3 2026. As a result, HIVE will have a total portfolio of 540 MW of green energy. Although the Company previously disclosed that the additional 100 MW of capacity would be used to expand its EH/s, this new capacity also enhances the Company's ability to support potential future AI and high-performance computing workloads.

Management Commentary

"Our strength comes from our people and our disciplined execution," said Frank Holmes, Executive Chairman. "Teams operating across nine time zones work with shared purpose and precision, allowing us to scale efficiently and remain profitable through every market cycle. With 290% year-over-year growth and more than 2% of the global hashrate, HIVE continues to benefit from economies of scale while maintaining the flexibility to navigate volatility while growing our business."

Aydin Kilic, President & CEO, added: "Our operational performance reflects years of focused investment in renewable energy, high-efficiency hardware, and a decentralized global team. January's results validate our strategy and provide a strong foundation as we expand further into AI and high-performance computing infrastructure."

About HIVE Digital Technologies Ltd.

Founded in 2017, HIVE Digital Technologies Ltd. is the first publicly listed company to mine digital assets powered by green energy. Today, HIVE builds and operates next-generation Tier-1 and Tier-3 data centers across Canada, Sweden, and Paraguay, serving both Bitcoin and high-performance computing clients. HIVE's twin-turbo engine infrastructure-driven by Bitcoin mining and GPU-accelerated AI computing-delivers scalable, environmentally responsible solutions for the digital economy.

For more information, visit hivedigitaltech.com, or connect with us on:

X: https://x.com/HIVEDigitalTech

YouTube: https://www.youtube.com/@HIVEDigitalTech

Instagram: https://www.instagram.com/hivedigitaltechnologies/

LinkedIn: https://linkedin.com/company/hiveblockchain

On Behalf of HIVE Digital Technologies Ltd.

"Frank Holmes"

Executive Chairman

For further information, please contact:

Nathan Fast, Director of Marketing and Branding

Frank Holmes, Executive Chairman

Aydin Kilic, President & CEO

Tel: (604) 664-1078

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

Forward-Looking Information

Except for the statements of historical fact, this news release contains "forward-looking information" within the meaning of the applicable Canadian and United States securities legislation and regulations that is based on expectations, estimates and projections as at the date of this news release. "Forward-looking information" in this news release includes but is not limited to: the construction of the Company's site in Yguazú, Paraguay and its potential specifications and performance upon completion, the timing of it becoming operational; hash rash growth projections; business goals and objectives of the Company; the results of operations for January 2026; the acquisition, deployment and optimization of the mining fleet and equipment; the continued viability of its existing Bitcoin mining operations; the prospectivity of the BUZZ HPC operations and the ability of the Company to successfully expand the infrastructure and operate in this sector, the receipt of government consents; and other forward-looking information concerning the intentions, plans and future actions of the parties to the transactions described herein and the terms thereon.

Factors that could cause actual results to differ materially from those described in such forward looking information include, but are not limited to: the inability to complete the construction of the Paraguay acquisition on an economic and timely basis and achieve the desired operational performance; the possibility of flaws in the implementation of the Paraguay build-out and energization; the ongoing support and cooperation of local authorities and the Government of Paraguay; the volatility of the digital currency market; the Company's ability to successfully mine digital currency; the Company may not be able to profitably liquidate its current digital currency inventory as required, or at all; a material decline in digital currency prices may have a significant negative impact on the Company's operations; the regulatory environment for cryptocurrency in Canada, the United States and the countries where our mining facilities are located; an inability to apply the Company's data centers to HPC/AI opportunities on a profitable basis; a failure to secure long-term contracts associated with HPC/AI customers on terms which are economic or at all; economic dependence on regulated terms of service and electricity rates; the speculative and competitive nature of the technology sector; dependency on continued growth in blockchain and cryptocurrency usage; lawsuits and other legal proceedings and challenges; government regulations; the global economic climate; dilution; future capital needs and uncertainty of additional financing, including the Company's ability to utilize the Company's ATM Program and the prices at which the Company may sell Common Shares in the ATM Program, as well as capital market conditions in general; risks relating to the strategy of maintaining and increasing Bitcoin holdings and the impact of depreciating Bitcoin prices on working capital; the competitive nature of the industry; currency exchange risks; the need for the Company to manage its planned growth and expansion; the need for continued technology change; the ability to maintain reliable and economical sources of power to run its cryptocurrency mining assets; the impact of energy curtailment or regulatory changes in the energy regimes in the jurisdictions in which the Company operates; protection of proprietary rights; the effect of government regulation and compliance on the Company and the industry; network security risks; the ability of the Company to maintain properly working systems; reliance on key personnel; global economic and financial market deterioration impeding access to capital or increasing the cost of capital; share dilution resulting from the ATM Program and from other equity issuances; the construction and operation of facilities may not occur as currently planned, or at all; expansion may not materialize as currently anticipated, or at all; the digital currency market; the ability to successfully mine digital currency; revenue may not increase as currently anticipated, or at all; it may not be possible to profitably liquidate the current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on operations; an increase in network difficulty may have a significant negative impact on operations; the volatility of digital currency prices; the anticipated growth and sustainability of electricity for the purposes of cryptocurrency mining in the applicable jurisdictions; the inability to maintain reliable and economical sources of power for the Company to operate cryptocurrency mining assets; the risks of an increase in the Company's electricity costs, cost of natural gas, changes in currency exchange rates, energy curtailment or regulatory changes in the energy regimes in the jurisdictions in which the Company operates and the adverse impact on the Company's profitability; the ability to complete current and future financings, any regulations or laws that will prevent the Company from operating its business; historical prices of digital currencies and the ability to mine digital currencies that will be consistent with historical prices; an inability to predict and counteract the effects of pandemics on the business of the Company, including but not limited to the effects of pandemics on the price of digital currencies, capital market conditions, restriction on labour and international travel and supply chains; and, the adoption or expansion of any regulation or lawthat will prevent the Company from operating its business, or make it more costly to do so; and other related risks as more fully set out in the Company's disclosure documents under the Company's filings at www.sec.gov/EDGAR and www.sedarplus.ca.

The forward-looking information in this news release reflects the Company's current expectations, assumptions, and/or beliefs based on information currently available to the Company. In connection with the forward-looking information contained in this news release, the Company has made assumptions about the Company's objectives, goals or future plans, the timing thereof and related matters. The Company has also assumed that no significant events will occur outside of the Company's normal course of business. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance, and accordingly, undue reliance should not be put on such information due to its inherent uncertainty. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether because of newinformation, future events or otherwise, other than as required by law.

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